UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Diversified Restaurant Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25532M 10 5
(CUSIP Number)

D. Richard McDonald
Dykema Gossett PLLC
39577 Woodward Avenue, Suite 300
Bloomfield Hills, Michigan 48304
248-203-0859
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2018 (See Introduction)
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25532M 10 5
1	NAMES OF REPORTING PERSON T. Michael Ansley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,353,557
	8	SHARED VOTING POWER	—
	9	SOLE DISPOSITIVE POWER	10,353,557
	10	SHARED DISPOSITIVE POWER	—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	31.80%	*
14	IN

*Based on 32,575,898 shares outstanding as of July 25, 2018.

Introduction

This Amendment No. 4 amends and supplements the Schedule 13D originally filed on February 11, 2013, as amended on March 12, 2013, February 14, 2014 and December 16, 2014, by T. Michael Ansley (“Mr. Ansley” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Diversified Restaurant Holdings, Inc. (the “Issuer”). Information given in response to each Item herein shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Person sold 700,000 shares of Common Stock on July 24, 2018 as the selling stockholder in conjunction with an offering of the Common Stock by the Issuer. This Amendment No. 4 is filed to report the sale and resulting change in beneficial ownership.

Item 2. Identity and Background

Items 2 (a), (b) and (c) are hereby amended and restated in their entirety as follows:

This statement is filed by Mr. Ansley, who is a Director and the Executive Chairman of the Board of Directors of the Issuer. His business address is that of the Issuer's stated above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)
The Reporting Person beneficially owns the number of shares of Common Stock reflected in Column 1 of the table below next to his name. Column 2 shows the percentage that such number of shares bears to 32,575,898 shares outstanding as of July 25, 2018.

	Column 1 Number of Shares	Column 2 Percentage of Shares Outstanding
T. Michael Ansley	10,353,557	31.80%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Person.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
T. Michael Ansley	10,353,557	—	10,353,557	—

(c) On July 24, 2018, the Reporting Person sold 700,000 shares of Common Stock as the selling stockholder in conjunction with an offering of the Common Stock by the Issuer. Other than the foregoing transaction, the Reporting Person has not affected any other transaction in the Common Stock during the past sixty days.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ T. Michael Ansley	September 14, 2018
T. Michael Ansley